Twin Mining Corporation

Supplemental Information

December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

March 18, 2005

Auditors' Report

To the Directors of

Twin Mining Corporation

We have audited the consolidated balance sheets of Twin Mining Corporation as at December 31, 2004, 2003 and 2002 and the consolidated statements of loss, accumulated deficit and cash flows for the years then ended, included in Item 19(a) of the Form 20-F. In addition, we have audited information under the caption “Supplemental Information” in Item 17 of this Form 20-F. These consolidated financial statements and the information described above are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements and the information based on our audits.

We conducted our audits, referred to in the above paragraph, in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the information presented under the caption “Supplemental Information” in Item 17 of Form 20-F is presented fairly, in all material respects, when read in conjunction with the related consolidated financial statements.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Accountants

Toronto, Canada

Differences between Canadian and United States generally accepted accounting principles

Years ended December 31, 2004, 2003 and 2002

Twin Mining Corporation has prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP). In preparing the Form 20-F, the company is also required to provide additional information relating to measurement differences between Canadian and United States (U.S.) GAAP as it applies to the company’s consolidated financial statements.

Canadian GAAP varies in certain significant respects from the accounting principles and practices generally accepted in the U.S. The nature and effect of these principal measurement differences on the company’s consolidated financial statements are presented below:

Consolidated statements of loss

	Years ended December 31,

	2004 $	2003 $	2002 $

Loss in accordance with Canadian GAAP	7,144,087	104,656	855,658
Exploration costs expensed for the year (a)	4,875,104	4,499,338	2,593,328
Reversal of mineral property costs written off	(1,450,626)	(31,219)	-
Future income taxes (b)	(6,427,491)	922,135	-

Loss in accordance with U.S. GAAP	4,141,074	5,494,910	3,448,986

Loss per share under Canadian GAAP	0.071	0.001	0.010

Loss per share under U.S. GAAP	0.040	0.070	0.040

Consolidated balance sheets

The incorporation of the differences in accounting principles into the consolidated balance sheets as at December 31, 2004 and 2003 results in the following consolidated balance sheets presented under U.S. GAAP:

	As at December 31,

	2004 $	2003 $

Current assets	2,491,107	1,256,481
Mineral properties	5,096,275	4,395,214
Capital assets	51,496	59,773

	7,638,878	5,711,468

Current liabilities	2,462,766	3,117,993
Shareholders’ equity	5,176,112	2,593,475

	7,638,878	5,711,468

Consolidated statements of cash flows

	Years ended December 31,

	2004 $	2003 $	2002 $

Cash flows provided by (used in)
Operating activities	(6,668,335)	(3,446,320)	(3,494,496)
Financing activities	8,531,172	2,809,462	2,939,192
Investing activities	(685,987)	(294,325)	(340,498)

Increase (decrease) in cash and cash equivalents	1,176,850	(931,183)	(895,802)
Cash and cash equivalents - Beginning of year	719,606	1,650,789	2,546,591

Cash and cash equivalents - End of year	1,896,456	719,606	1,650,789

a)

Exploration costs

U.S. GAAP requires that exploration and development costs related to mineral properties where mineralization has not been classified as proven and probable reserves under SEC rules be charged to expense as incurred. As such, some of the costs accounted for as mineral properties under Canadian GAAP are charged to the consolidated statements of loss under U.S. GAAP. Property acquisition costs are capitalized under both U.S. and Canadian GAAP.

b)

Income taxes

As a result of the difference in capitalization policies with respect to exploration expenditures, the carrying value of mineral properties is different under U.S. GAAP than under Canadian GAAP. An adjustment is required to remove the $6,427,491 future income tax liability recorded under Canadian GAAP to $nil. This adjustment arises because the U.S. GAAP carrying value of mineral properties is less than the tax basis of the properties and the company does not meet the FAS 109 criteria for recognizing a future income tax asset.

Under U.S. GAAP, the sale of flow-through shares results in a deferred credit being recognized for the excess of the purchase price paid by investors over the fair value of the common shares without the flow-through feature. The fair value of the shares is recorded as equity. When the tax deductibility of the qualifying expenditure is renounced, a temporary difference arises with the mining property interests. A future income tax liability is established in the amount of the benefit foregone and an income tax expense is recorded for the difference between the future income tax liability and the premium received upon issuance of the flow-through shares. This future income tax liability reverses as the interests are depleted or written off. There is no future income tax liability resultant from this due to the large deficit of carrying value to tax basis of mineral properties under U.S. GAAP.

New accounting pronouncements

Emerging Issues Task Force (EITF), Issue No. 04-2, “Whether Mineral Rights are Tangible or Intangible Assets” (EITF 04-2)

EITF 04-2 was issued in 2004 and concludes that mineral rights, which are defined as the legal right to explore, extract and retain at least a portion of the benefits from mineral deposits, are tangible assets. EITF 04-2 was effective in third quarter 2004, and had no impact on the classification of such assets in the financial statements.

EITF Issue No. 04-3, Mining Assets, “Impairment and Business Combinations” (EITF 04-3)

EITF 04-3 was issued in 2004 and establishes guidance for the inclusion of the expected value of mineralization not considered proven and probable reserves when allocating the purchase price in a business combination and also when testing a mining asset for impairment. The principles of EITF 04-3 are required to be adopted prospectively and had no impact on the financial statements as at December 31, 2004.

FAS 123R, “Accounting for Stock-Based Compensation” (FAS 123R)

In December 2004, the FASB issued FAS 123R. FAS 123R is applicable to transactions in which an entity exchanges its equity instruments for goods and services. It focuses primarily on transactions in which an entity obtains employee services in share-based payment transactions. FAS 123R requires that the fair value of such equity instruments be recorded as an expense as services are performed. Prior to FAS 123R, only certain pro forma disclosures of accounting for these transactions at fair value were required. FAS 123R will be effective for the 2005 financial statements and may require recognition of expense for equity instruments issued since 1995 to give effect to the fair value based method of accounting for awards granted in those prior periods.

FAS 151, “Inventory Costs” (FAS 151)

FAS 151 was issued in November 2004 as an amendment to APB No. 43. FAS 151 specifies the general principles applicable to the pricing and allocation of certain costs to inventory. Under FAS 151, abnormal amounts of idle facility expense, freight, handling costs and wasted materials are recognized as current period charges rather than capitalized to inventory. FAS 151 also requires that the allocation of fixed production overhead to the cost of inventory be based on the normal capacity of production facilities. FAS 151 will be effective for inventory costs incurred beginning in the 2006 fiscal year. There is no impact on the December 31, 2004 financial statements.

FAS 153, “Exchanges of Non-Monetary Assets” (FAS 153)

FAS 153 was issued in December 2004 as an amendment to APB No. 29. FAS 153 provides guidance on the measurement of exchanges of non-monetary assets, with exceptions for exchanges that do not have a commercial substance. Under FAS 153, a non-monetary exchange has commercial substance if, as a result of the exchange, the future cash flows of an entity are expected to change significantly.

Under FAS 153, a non-monetary exchange is measured based on the fair values of the assets exchanged. If fair value is not determinable, the exchange lacks commercial substance or the exchange is to facilitate sales to customers, a non-monetary exchange is measured based on the recorded amount of the non-monetary asset relinquished. FAS 153 will be effective for non-monetary exchanges that occur in fiscal periods beginning after June 15, 2005.

FIN 46R, “Variable Interest Entities” (VIEs)

A VIE is defined as an entity that either lacks enough equity investment at risk to permit the entity to finance its activities without additional subordinated financial support from other parties; has equity owners who are unable to make decisions about the entity; or has equity owners that do not have the obligation to absorb the entity’s expected losses or the right to receive the entity’s expected residual returns. VIEs can arise from a variety of entities or legal structures.

FIN 46R requires a variable interest holder to consolidate the VIE if that party will absorb a majority of the expected losses of the VIE, receive a majority of the residual returns of the VIE, or both. As at December 31, 2004, the company does not hold interests in other entities that identify it as a primary beneficiary of a VIE.